Exhibit 13

Ten-Year Selected Financial Data

(Millions except per share amounts, ratios and store and associate data)

Fiscal Year	2000[1]	1999	1998	1997	1996	1995[1]	1994	1993	1992	1991
SUMMARY OF OPERATIONS										
Net sales	$5,117	$4,632	$3,989	$3,719	$3,093	$2,613	$2,108	$1,631	$1,325	$1,199
Gross income	$2,042	$1,895	$1,606	$1,372	$1,077	$ 856	$ 697	$ 497	$ 398	$ 367
Operating income	$ 744[2]	$ 794	$ 671	$ 496[2]	$ 456[2]	$ 384	$ 334	$ 218	$ 167	$ 178
Operating income as a percentage of sales	14.5%[2]	17.1%	16.8%	13.3%[2]	14.8%[2]	14.7%	15.9%	13.4%	12.6%	14.8%
Net income	$ 432[2]	$ 459	$ 394	$ 284[2]	$ 257[2]	$ 203	$ 200	$ 132	$ 102	$ 106
Net income as a percentage of sales	8.5%[2]	9.9%	9.9%	7.6%[2]	8.3%[2]	7.8%	9.5%	8.1%	7.7%	8.9%
PER SHARE RESULTS										
Basic net income	$ 0.88[2]	$ 0.92	$ 0.75	$ 0.54[2]	$ 0.48[2]	$ 0.44	$ 0.45	$ 0.30	$ 0.23	$ 0.24
Diluted net income	$ 0.87[2]	$ 0.90	$ 0.74	$ 0.53[2]	$ 0.48[2]	$ 0.44	$ 0.45	$ 0.30	$ 0.23	$ 0.24
Dividends	$ 0.28	$ 0.27	$ 0.27	$ 0.25	$ 0.23	$ 0.06[3]	–	–	–	–
Book value	$ 1.36	$ 1.09	$ 1.18	$ 1.00	$ 0.71	$ 0.46	$ 1.25	$ 1.07	$ 1.03	$ 0.84
Weighted average diluted shares outstanding	499	508	530	532	531	465	441	441	441	441
OTHER FINANCIAL INFORMATION										
Total assets	$1,457	$1,384	$1,448	$1,348	$1,135	$ 943	$ 769	$ 655	$ 611	$ 487
Return on average assets	30%[2]	32%	28%	23%[2]	25%[2]	24%	29%	21%	19%	26%
Working capital	$ 122	$ 125	$ 419	$ 450	$ 328	$ 217	$ 198	$ 157	$ 152	$ 170
Current ratio	1.2	1.2	1.8	2.1	2.0	1.8	2.2	2.3	2.6	3.1
Capital expenditures	$ 245	$ 206	$ 122	$ 124	$ 124	$ 128	$ 107	$ 81	$ 79	$ 77
Long-term debt	$ 100	$ 100	$ 250	$ 350	$ 350	$ 350	–	–	–	–
Debt-to-equity ratio	15%	18%	41%	66%	93%	143%	–	–	–	–
Shareholders' equity	$ 665	$ 545	$ 609	$ 531	$ 377	$ 245	$ 550	$ 469	$ 455	$ 371
Return on average shareholders' equity	71%[2]	80%	69%	63%[2]	83%[2]	51%	39%	29%	25%	36%
Comparable store sales increase	4%	12%	5%	11%	7%	1%	13%	9%	1%	8%
STORES AND ASSOCIATES AT END OF YEAR										
Total number of stores open	2,390	2,110	1,890	1,710	1,609	1,293	1,037	879	743	662
Selling square feet	7,246,000	6,466,000	5,794,000	5,328,000	5,047,000	4,230,000	3,419,000	2,915,000	2,349,000	1,895,000
Number of associates	69,000	60,000	55,000	50,000	43,900	39,300	30,100	22,500	15,900	14,200

[1] Fifty-three-week fiscal year.

[2] Includes the effect of special and nonrecurring charges of $9.9 million in 2000 (see Note 2 to the Consolidated Financial Statements), $67.6 million in 1997 and $12.0 million in 1996.

[3] Represents one quarter's dividend subsequent to the Company's October 1995 initial public offering.

Note: Amounts for fiscal years 1995-1999 reflect the reclassification of catalog shipping and handling revenues and costs and associate discounts (see Note 1 to the Consolidated Financial Statements).

Management's Discussion and Analysis

RESULTS OF OPERATIONS

Net sales for the fourteen-week fourth quarter of 2000 were $1.938 billion, an increase of 5% from $1.838 billion for the thirteen-week fourth quarter a year ago. Gross income decreased to $813.9 million from $830.1 million in 1999 and operating income decreased to $377.4 million from $470.8 million in 1999. Earnings per share were $0.45 versus $0.55 in 1999. In the fourth quarter of 2000, operating income included a $9.9 million special and nonrecurring charge to close Bath & Body Works' nine stores in the United Kingdom. Excluding this charge in 2000, earnings per share were $0.46 versus $0.55 for the fourth quarter of 1999.

Net sales for the fifty-three-week year ended February 3, 2001 were $5.117 billion, an increase of 10% from $4.632 billion for the fifty-two-week year ended January 29, 2000. Gross income increased to $2.042 billion from $1.895 billion in 1999 and operating income decreased to $744.5 million from $793.5 million in 1999. Earnings per share were $0.87 compared to $0.90 last year. Excluding the special and nonrecurring charge in 2000, earnings per share were $0.88 compared to $0.90 last year.

Financial Highlights

The following summarized financial data compares reported 2000 results to the comparable periods for 1999 and 1998:

	2000*	1999	1998	% Change 2000-1999	% Change 1999-1998
NET SALES (Millions)					
Victoria's Secret Stores	$2,339	$2,122	$1,816	10%	17%
Bath & Body Works	1,785	1,530	1,254	17%	22%
Other	31	24	25	nm	nm
Total retail sales	**4,155**	**3,676**	**3,095**	**13%**	**19%**
Victoria's Secret Direct	962	956	894	1%	7%
Total net sales	**$5,117**	**$4,632**	**$3,989**	**10%**	**16%**
COMPARABLE STORE SALES					
Victoria's Secret Stores	5%	12%	4%		
Bath & Body Works	1%	11%	7%		
Total comparable store sales increase	**4%**	**12%**	**5%**		
STORE DATA					
Retail sales increase due to net new and remodeled stores					
Victoria's Secret Stores	3%	5%	3%		
Bath & Body Works	14%	11%	12%		
Retail sales per average selling square foot					
Victoria's Secret Stores	$ 572	$ 553	$ 500	3%	11%
Bath & Body Works	$ 646	$ 668	$ 649	(3%)	3%
Retail sales per average store (Thousands)					
Victoria's Secret Stores	$2,523	$2,460	$2,245	3%	10%
Bath & Body Works	$1,349	$1,345	$1,265	–	6%
Average store size at end of year (Selling square feet)					
Victoria's Secret Stores	4,391	4,438	4,466	(1%)	(1%)
Bath & Body Works	2,122	2,051	1,972	3%	4%
Selling square feet at end of year (Thousands)					
Victoria's Secret Stores	4,207	3,976	3,702	6%	7%
Bath & Body Works	3,039	2,490	2,092	22%	19%
NUMBER OF STORES					
Beginning of year	2,110	1,890	1,710		
Opened	305	241	201		
Closed	(25)	(21)	(21)		
End of year	**2,390**	**2,110**	**1,890**	**13%**	**12%**

*Fifty-three-week fiscal year.

nm not meaningful

NET SALES

Fourth Quarter
Net sales for the fourteen-week fourth quarter of 2000 increased 5% to $1.938 billion from $1.838 billion for the thirteen-week fourth quarter of 1999. The increase was due to the net addition of 280 new stores in fiscal year 2000 and the inclusion of sales for the fourteenth week. These factors were partially offset by a 3% decrease in comparable store sales and a 9% decrease in sales at Victoria's Secret Direct. These declines were the result of a difficult holiday season and a promotional retail environment. Net sales for the fourth quarter of 1999 increased by 18% to $1.838 billion from $1.558 billion in 1998. The increase was due to an 11% increase in comparable store sales, the net addition of 220 new stores in fiscal year 1999 and a 14% increase in sales at Victoria's Secret Direct.

Full Year
Net sales for the fifty-three-week fiscal year 2000 increased 10% to $5.117 billion from $4.632 billion for the fifty-two-week fiscal year 1999. The increase was primarily due to the net addition of 280 new stores, a 4% increase in comparable store sales and slight increases from Victoria's Secret Direct and from the inclusion of sales for the fifty-third week. Net sales for 1999 increased 16% to $4.632 billion from $3.989 billion in 1998. The increase was due to a 12% increase in comparable store sales, the net addition of 220 new stores and a 7% increase in sales at Victoria's Secret Direct.

Retail sales for the fifty-three-week fiscal year 2000 increased 13% to $4.155 billion from $3.676 billion for the fifty-two-week fiscal year 1999. Bath & Body Works' sales increase of 17% was attributable to the net addition of 218 new stores (549,000 selling square feet) and a 1% increase in comparable store sales. Victoria's Secret Stores' sales increase of 10% was attributable to a 5% increase in comparable store sales and the net addition of 62 new stores (231,000 selling square feet). Victoria's Secret Stores' spring season was particularly strong, driven by successful product launches including Body By Victoria and Victoria's Secret Beauty's Dream Angel "Halo" line. These product launches were supported by national media campaigns and international publicity surrounding the Cannes fashion show.

In 1999, retail sales increased 19% to $3.676 billion from $3.095 billion in 1998. Bath & Body Works' sales increase of 22% was attributable to the net addition of 153 new stores (398,000 selling square feet), as well as an 11% increase in comparable store sales. Bath & Body Works' sales increase was primarily driven by a steady flow of innovative new product offerings. Victoria's Secret Stores' sales increase of 17% was attributable to a 12% increase in comparable store sales driven by innovative product introductions, new business opportunities such as Victoria's Secret Beauty, an increased inventory position in foundation basics and major product launches supported by national media. The remaining increase came from the net addition of 67 new stores (274,000 selling square feet).

Sales at Victoria's Secret Direct for the fifty-three-week fiscal year 2000 increased 1% to $962.4 million from the fifty-two-week fiscal year 1999. In 1999, sales at Victoria's Secret Direct increased 7% to $956.0 million. The sales increase in 1999 was attributable to an increased response rate, higher sales per catalog page and increased e-commerce sales through www.VictoriasSecret.com.

GROSS INCOME

Fourth Quarter
For the fourth quarter of 2000, the gross income rate (expressed as a percentage of net sales) decreased to 42.0% from 45.2% for the same period in 1999. The rate decrease was principally due to an increase in the buying and occupancy expense rate and a decrease in the merchandise margin rate. The buying and occupancy expense rate increase was primarily due to the inability to achieve leverage as comparable store sales decreased 3%, increases in overall store-related expenses and the continuing expansion of Bath & Body Works' stores into highly profitable non-mall locations, which typically have higher occupancy costs as a percentage of sales. The merchandise margin rate decrease was driven by significant markdowns to clear slower selling inventory assortments during and after a highly promotional holiday season.

For the fourth quarter of 1999, the gross income rate decreased slightly to 45.2% from 45.7% for the same period in 1998. The rate decline was due to a decrease in the merchandise margin rate attributable to higher markdowns nearly offset by buying and occupancy expense leverage resulting from an 11% increase in comparable store sales.

Full Year
In 2000, the gross income rate decreased to 39.9% from 40.9% in 1999. The rate decrease was principally due to a decrease in the merchandise margin rate and a slight increase in the buying and occupancy expense rate. The merchandise margin rate decrease was driven by significant markdowns, principally in the fourth quarter. The buying and occupancy expense rate increase was due to the continuing expansion of Bath & Body Works' stores into highly profitable non-mall locations, which typically have higher occupancy costs as a percentage of sales, and the inability to leverage expenses in large part due to the 3% decrease in comparable store sales in the fourth quarter.

In 1999, the gross income rate increased to 40.9% from 40.2% in 1998. The rate increase was primarily attributable to a decrease in the buying and occupancy expense rate as the businesses leveraged a 12% increase in comparable store sales. A slight decrease in the merchandise margin rate was primarily attributable to higher markdowns at Victoria's Secret Direct.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

Fourth Quarter
For the fourth quarter of 2000, the general, administrative and store operating expense rate (expressed as a percentage of net sales) increased to 22.0% from 19.6% for the same period in 1999. The rate increase was primarily driven by increased investments in store selling at Bath & Body Works and Victoria's Secret Stores in anticipation of the normal holiday sales peak. These investments were not fully leveraged due to a 3% decrease in comparable store sales.

For the fourth quarter of 1999, the general, administrative and store operating expense rate decreased to 19.6% from 20.6% for the same period in 1998. The rate decrease was primarily attributable to expense leverage resulting from an 11% comparable stores sales increase.

Full Year
In 2000, the general, administrative and store operating expense rate increased to 25.2% from 23.8% in 1999. The rate increase was primarily due to increased investments in store selling at Bath & Body Works and Victoria's Secret Stores. These investments were not fully leveraged in large part due to the difficult fourth quarter that resulted in a full year comparable store sales increase of only 4%. Additionally, Bath & Body Works has continued to expand into highly profitable non-mall locations, which typically have higher payroll costs as a percentage of sales.

In 1999, the general, administrative and store operating expense rate increased to 23.8% from 23.4% in 1998. The rate increase was primarily due to increased national advertising by Victoria's Secret and additional store staffing to support product extensions and new initiatives at Victoria's Secret Stores.

SPECIAL AND NONRECURRING CHARGE
During the fourth quarter of 2000, the Company recorded a $9.9 million special and nonrecurring charge to close Bath & Body Works' United Kingdom stores. All nine stores are scheduled to close during the first quarter of 2001. The charge consisted of store and other asset write-offs of $4.9 million and accruals for lease termination and other costs of $5.0 million.

OPERATING INCOME

Fourth Quarter
For the fourth quarter of 2000, the operating income rate (expressed as a percentage of net sales) decreased to 19.5% from 25.6% for the same period in 1999. The rate decrease was due to a 3.2% decrease in the gross income rate, a 2.4% increase in the general, administrative and store operating expense rate and the special and nonrecurring charge in 2000.

For the fourth quarter of 1999, the operating income rate increased to 25.6% from 25.1% for the same period in 1998. The rate increase was due to a 1.0% decrease in the general, administrative and store operating expense rate, which more than offset the 0.5% decrease in the gross income rate.

Full Year
In 2000, the operating income rate decreased to 14.5% from 17.1% in 1999. The rate decrease was due to a 1.0% decrease in the gross income rate, a 1.4% increase in the general, administrative and store operating expense rate and the special and nonrecurring charge in 2000.

In 1999, the operating income rate increased to 17.1% from 16.8% in 1998. The rate increase was due to a 0.7% increase in the gross income rate, which more than offset the 0.4% increase in the general, administrative and store operating expense rate.

INTEREST EXPENSE
In 2000, the Company incurred $8.8 million and $27.5 million in interest expense for the fourth quarter and year, compared to $7.3 million and $32.0 million in 1999 for the same periods. Interest expense relates to the term debt and the payable to The Limited (see Note 9 to the Consolidated Financial Statements). The fourth quarter increase in interest expense was due to an increase in the Company's interest bearing payable to The Limited primarily as a result of stock repurchases during 2000. The full year decrease in interest expense is due to a lower average interest bearing payable to The Limited during 2000 versus 1999 and the repayment of $100 million in higher rate term debt in August 1999.

Financial Condition

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities and borrowings from The Limited provide the resources to support current operations, projected growth, seasonal funding requirements and capital expenditures.

A summary of the Company's working capital position and capitalization follows:

(Millions)	2000	1999	1998
Cash provided by operating activities	$555	$504	$510
Working capital	$122	$125	$419
CAPITALIZATION			
Long-term debt	$100	$100	$250
Shareholders' equity	665	545	609
Total capitalization	**$765**	**$645**	**$859**

The Company considers the following to be relevant measures of liquidity and capital resources:

	2000	1999	1998
Debt-to-capitalization ratio (long-term debt divided by total capitalization)	13%	16%	29%
Cash flow to capital investment (net cash provided by operating activities divided by capital expenditures)	226%	245%	419%

The Company's operations are seasonal in nature and consist of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the holiday season, has accounted for approximately 40% of net sales in each of the last three years. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the holiday season, which in turn produces a substantial portion of the Company's operating cash flow for the year.

Operating Activities

Net cash provided by operating activities totaled $555 million, $504 million and $510 million for 2000, 1999 and 1998. The primary differences in cash provided by operating activities were due to changes in inventories, accounts payable, accrued expenses and income taxes.

Investing Activities

Investing activities were primarily capital expenditures for new and remodeled stores and other strategic brand investments.

Financing Activities

Financing activities in 2000 included cash dividend payments totaling $0.28 per share or $138 million for the year. The Company repurchased 8.8 million shares of its common stock for $198 million, of which 7.4 million shares were repurchased on a proportionate basis from The Limited for $167 million. The repurchases did not change The Limited's 84% ownership interest in the Company. The Company also repaid $150 million of long-term debt and incurred increased borrowings of $89 million through The Limited's intercompany cash management account (see Note 9 to the Consolidated Financial Statements). Noncash financing activities in 2000 included a two-for-one stock split in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($3 million) from paid-in capital to common stock.

Financing activities in 1999 included cash dividend payments totaling $0.27 per share or $137 million for the year. The Company completed a $500 million stock repurchase program that began in 1998 through the repurchase of 20.4 million shares of its common stock for $404 million, of which 17.2 million shares were repurchased on a proportionate basis from The Limited for $342 million. The Company also repaid $100 million of long-term debt.

Financing activities in 1998 included cash dividend payments totaling $0.27 per share or $140 million for the year. In January 1999, the Company initiated a $500 million stock repurchase program and repurchased 5.5 million shares of its common stock for $96 million, of which 4.6 million shares were repurchased on a proportionate basis from The Limited for $81 million. Under a second repurchase program completed in August 1998, the Company repurchased 9.4 million shares of its common stock from its public shareholders for $106 million. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans.

CAPITAL EXPENDITURES

Capital expenditures amounted to $245 million, $206 million and $122 million for 2000, 1999 and 1998, of which $215 million, $136 million and $87 million were for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology and investments in intellectual property assets.

The Company added 780,000 selling square feet in 2000, which represented an increase of 12% over 1999. The increase in selling square feet resulted from the net addition of 280 new stores and the expansion of 47 stores.

The Company anticipates spending $280 to $310 million in 2001 for capital expenditures, of which $250 to $275 million will be for new stores and for the remodeling of and improvements to existing stores. The Company expects that 2001 capital expenditures will be principally funded by net cash provided by operating activities.

The Company intends to add approximately 900,000 selling square feet in 2001, which will represent a 13% increase over year-end 2000. It is anticipated that the increase will result from the addition of approximately 280 new stores and the expansion of 59 stores, partially offset by the closing of approximately 15 stores.

A summary of stores and selling square feet by business follows:

		End of Year		Change from Prior Year	
	Plan 2001	2000	1999	2001–2000	2000–1999
Victoria's Secret Stores					
Stores	1,019	958	896	61	62
Selling square feet (000s)	4,610	4,207	3,976	403	231
Bath & Body Works					
Stores	1,635	1,432	1,214	203	218
Selling square feet (000s)	3,544	3,039	2,490	505	549
Total stores	**2,654**	**2,390**	**2,110**	**264**	**280**
Total selling square feet (000s)	**8,154**	**7,246**	**6,466**	**908**	**780**

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended and clarified by SFAS No. 138, is effective for the Company's 2001 fiscal year. It requires that derivative instruments be recorded at fair value and that changes in their fair value be recognized in current earnings unless specific hedging criteria are met. The Company's use of derivatives is limited, and the adoption of SFAS No. 133 will not have a material impact on its consolidated financial statements.

Emerging Issues Task Force ("EITF") Issue No. 00-14, "Accounting for Certain Sales Incentives," will be effective in the second quarter of 2001 and addresses the accounting and classification of various sales incentives. The Company has determined that adopting the provisions of the EITF Issue will not have a material impact on its consolidated financial statements.

MARKET RISK

Management believes the Company's exposure to interest rate and market risk associated with financial instruments (such as investments and borrowings) is not material.

IMPACT OF INFLATION

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2001 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, postal rate increases and charges, paper and printing costs, the availability of suitable store locations at appropriate terms, the ability to develop new merchandise and the ability to hire and train associates. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Consolidated Statements of Income

(Thousands except per share amounts)	2000	1999	1998
Net sales	$ 5,117,199	$ 4,632,029	$ 3,988,594
Costs of goods sold, buying and occupancy	(3,074,708)	(2,737,291)	(2,382,546)
Gross income	2,042,491	1,894,738	1,606,048
General, administrative and store operating expenses	(1,288,135)	(1,101,222)	(935,199)
Special and nonrecurring charge	(9,900)	–	–
Operating income	744,456	793,516	670,849
Interest expense	(27,549)	(32,017)	(30,050)
Other income, net	3,559	3,405	16,400
Income before income taxes	720,466	764,904	657,199
Provision for income taxes	288,000	306,000	263,000
Net income	$ 432,466	$ 458,904	$ 394,199
NET INCOME PER SHARE			
Basic	$ 0.88	$ 0.92	$ 0.75
Diluted	$ 0.87	$ 0.90	$ 0.74

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

(Thousands)	February 3, 2001	January 29, 2000
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 8,923	$ 76,373
Accounts receivable	13,974	18,135
Inventories	632,389	583,469
Store supplies	46,220	42,103
Other	56,205	91,273
Total current assets	757,711	811,353
Property and equipment, net	560,451	449,043
Other assets	139,186	124,036
Total assets	$1,457,348	$1,384,432
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 113,080	$ 102,446
Current portion of long-term debt	–	150,000
Accrued expenses	288,985	241,673
Payable to The Limited, Inc.	113,063	23,741
Income taxes	120,825	168,286
Total current liabilities	635,953	686,146
Long-term debt	100,000	100,000
Deferred income taxes	–	816
Other long-term liabilities	56,067	52,739
SHAREHOLDERS' EQUITY		
Common stock	5,318	2,659
Paid-in capital	1,215,278	1,217,793
Retained earnings (deficit)	181,100	(113,067)
	1,401,696	1,107,385
Less: treasury stock, at average cost	(736,368)	(562,654)
Total shareholders' equity	665,328	544,731
Total liabilities and shareholders' equity	$1,457,348	$1,384,432

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

| | Common Stock | | | | | |
(Thousands)	Shares Outstanding	Par Value	Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock, at Average Cost	Total Shareholders' Equity
Balance, January 31, 1998	530,454	$2,527	$ 674,620	$(144,365)	$ (1,887)	$ 530,895
Net income	–	–	–	394,199	–	394,199
Cash dividends	–	–	–	(140,338)	–	(140,338)
Repurchase of common stock	(14,938)	–	–	–	(201,606)	(201,606)
Exercise of stock options and other	840	–	(2,229)	–	27,822	25,593
Balance, January 30, 1999	516,356	$2,527	$ 672,391	$ 109,496	$(175,671)	$ 608,743
Net income	–	–	–	458,904	–	458,904
Cash dividends	–	–	–	(136,501)	–	(136,501)
Stock dividend	–	132	544,834	(544,966)	–	–
Repurchase of common stock	(20,442)	–	–	–	(404,410)	(404,410)
Exercise of stock options and other	1,820	–	568	–	17,427	17,995
Balance, January 29, 2000	497,734	$2,659	$1,217,793	$(113,067)	$(562,654)	$ 544,731
Net income	–	–	–	432,466	–	432,466
Cash dividends	–	–	–	(138,299)	–	(138,299)
Two-for-one stock split	–	2,659	(2,659)	–	–	–
Repurchase of common stock	(8,789)	–	–	–	(197,878)	(197,878)
Exercise of stock options and other	1,806	–	144	–	24,164	24,308
Balance, February 3, 2001	490,751	$5,318	$1,215,278	$ 181,100	$(736,368)	$ 665,328

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Thousands)	2000	1999	1998
OPERATING ACTIVITIES			
Net income	$ 432,466	$ 458,904	$ 394,199
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES			
Depreciation and amortization	122,172	104,625	101,221
Special and nonrecurring charge, net of income taxes	5,900	–	–
CHANGE IN ASSETS AND LIABILITIES			
Accounts receivable	4,161	(2,508)	19,012
Inventories	(48,920)	(103,573)	(62,193)
Accounts payable and accrued expenses	50,946	24,819	(9,863)
Income taxes	(35,642)	12,787	30,348
Other assets and liabilities	23,801	8,450	36,947
Net cash provided by operating activities	554,884	503,504	509,671
INVESTING ACTIVITIES			
Capital expenditures	(245,127)	(205,516)	(121,543)
FINANCING ACTIVITIES			
Dividends paid	(138,299)	(136,501)	(140,338)
Repayment of long-term debt	(150,000)	(100,000)	–
Repurchase of common stock	(197,878)	(404,410)	(201,606)
Net increase in payable to The Limited, Inc.	89,322	17,881	18,317
Proceeds from exercise of stock options and other	19,648	13,641	14,553
Net cash used for financing activities	(377,207)	(609,389)	(309,074)
Net increase (decrease) in cash and equivalents	(67,450)	(311,401)	79,054
Cash and equivalents, beginning of year	76,373	387,774	308,720
Cash and equivalents, end of year	$ 8,923	$ 76,373	$ 387,774

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
Intimate Brands, Inc. (the "Company") includes specialty retail stores and direct response (catalog and e-commerce) businesses, which offer women's intimate and other apparel, personal care products and accessories. The Company consists of Victoria's Secret Stores, Victoria's Secret Direct, and Bath & Body Works. The Limited, Inc. ("The Limited") owns approximately 84% of the outstanding common stock of the Company, which initiated public ownership on October 24, 1995.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Investments in unconsolidated affiliates over which the Company exercises significant influence but does not have control are accounted for using the equity method. The Company's share of the net income or loss of those unconsolidated affiliates is included in other income (expense).

Fiscal Year
The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 2000 represent the fifty-three-week period ended February 3, 2001 and results for fiscal years 1999 and 1998 represent the fifty-two-week periods ended January 29, 2000 and January 30, 1999.

Cash and Equivalents
Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

Inventories
Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, using the retail method.

Store Supplies
The initial shipment of selling-related supplies (including, but not limited to, hangers, signage, security tags, and packaging) is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically adjusted as appropriate for changes in actual quantities or costs.

Direct Response Advertising
Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the expected future revenue stream, which is principally three months from the date catalogs are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalog and advertising costs amounted to $353 million, $316 million and $294 million in 2000, 1999 and 1998. At February 3, 2001 and January 29, 2000, $16.9 million and $23.3 million of unamortized catalog costs were included in other current assets.

Long-lived Assets
Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Goodwill is amortized on a straight-line basis over 30 years. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Shareholders' Equity
On May 2, 2000, the Company declared a two-for-one stock split ("stock split") in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($2.7 million) from paid-in capital to common stock. All share and per share data throughout this report has been restated to reflect the stock split.

At February 3, 2001, there were 550 million of $0.01 par value Class A shares and 550 million of $0.01 par value Class B shares authorized, of which 79.1 million Class A shares and 411.6 million Class B shares were issued and outstanding, net of 12.0 million Class A shares and 29.4 million Class B shares held in treasury. At January 29, 2000, there were 78.7 million Class A shares and 419.0 million Class B shares issued and outstanding, net of 12.0 million Class A shares and 22.0 million Class B shares held in treasury. In addition, there were 55 million of $0.01 par value preferred shares authorized, none of which have been issued.

Holders of Class A common stock generally have identical rights to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock is convertible while held by The Limited or any of its subsidiaries into one share of Class A common stock.

In 2000, the Company repurchased 8.8 million shares of its common stock for $197.9 million, of which 7.4 million shares were repurchased on a proportionate basis from The Limited for $166.5 million. The repurchases did not change The Limited's 84% ownership interest in the Company.

In 1999, the Company completed a $500 million stock repurchase program that began in 1998 through the repurchase of 20.4 million shares of its common stock for $404.4 million, of which 17.2 million shares were repurchased on a proportionate basis from The Limited for $341.8 million. Also in 1999, the Company declared a 5% stock dividend to both The Limited and public shareholders of record as of July 2, 1999 which resulted in the issuance of 23.6 million shares of common stock. Accordingly, common stock, paid-in capital and retained earnings were adjusted based on the fair market value of the additional shares issued.

In 1998, the Company initiated the $500 million stock repurchase program and repurchased 5.5 million shares of its common stock for $95.6 million, of which 4.6 million shares were repurchased on a proportionate basis from The Limited for $80.7 million. Under a second repurchase program completed in August 1998, the Company repurchased 9.4 million shares of its common stock from its public shareholders for $106 million. These repurchased shares were specifically reserved to cover shares needed for employee benefit plans.

Revenue Recognition
The Company recognizes sales upon customer receipt of the merchandise. Shipping and handling revenues are included in net sales and the related costs are included in costs of goods sold, buying and occupancy. Revenue for gift certificate sales and store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

The Company's revenue recognition policy is consistent with the guidance contained in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the adoption of which did not have a material effect on the consolidated financial statements.

Earnings Per Share
Net income per share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Earnings per basic share is computed based upon the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding.

Weighted average common shares outstanding:

(Thousands)	2000	1999	1998
Common shares issued	532,004	531,622	530,670
Treasury shares	(38,767)	(31,854)	(4,558)
Basic shares	493,237	499,768	526,112
Effect of dilutive options and restricted stock	6,252	7,948	4,008
Diluted shares	499,489	507,716	530,120

The computation of earnings per diluted share excludes options to purchase 2.4 million, 0.3 million and 2.5 million shares of common stock in 2000, 1999 and 1998, because the options' exercise price was greater than the average market price of the common shares during the year.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Reclassifications

In the fourth quarter of 2000, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." As a result, the Company reclassified shipping and handling revenues from general, administrative and store operating expenses to net sales. The related shipping costs were reclassified from general, administrative and store operating expenses to costs of goods sold, buying and occupancy. Additionally, the Company has classified discounts on sales to associates as a reduction to net sales. Such discounts were previously recorded in general, administrative and store operating expenses. These and certain other prior year amounts have been reclassified to conform to the current year presentation.

2. SPECIAL AND NONRECURRING CHARGE

During the fourth quarter of 2000, the Company recorded a $9.9 million special and nonrecurring charge to close Bath & Body Works' United Kingdom stores. All nine stores are scheduled to close during the first quarter of 2001. The charge consisted of store and other asset write-offs of $4.9 million and accruals for lease termination and other costs of $5.0 million.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost, consisted of:

(Thousands)	2000	1999
Furniture, fixtures and equipment	$ 871,052	$757,339
Land, building improvements and leaseholds	263,091	179,273
	1,134,143	936,612
Less: accumulated depreciation and amortization	573,692	487,569
Property and equipment, net	$ 560,451	$449,043

4. LEASED FACILITIES AND COMMITMENTS

Annual store rent consists of a fixed minimum amount, and/or contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At February 3, 2001 and January 29, 2000, this liability amounted to $24.9 million and $28.1 million.

A summary of rent expense follows:

(Thousands)	2000	1999	1998
STORE RENT			
Fixed minimum	$196,814	$175,136	$159,368
Contingent	41,338	36,868	22,414
Total store rent	238,152	212,004	181,782
Buildings, equipment and other	26,803	24,921	18,092
Total rent expense	$264,955	$236,925	$199,874

Rent expense includes charges from The Limited and its subsidiaries for store, office and distribution center space under formal agreements which approximate market rates. At February 3, 2001, the Company was committed to noncancelable leases with remaining terms of 1 to 20 years. A substantial portion of these commitments consist of store leases with initial terms ranging from 10 to 20 years, with options to renew at varying terms, and offices and distribution centers leased from The Limited with initial terms of 15 years.

A summary of total minimum rent commitments and the related party portion (see Note 9) under noncancelable leases follows:

(Thousands)	Total	Related Party
2001	$227,235	$ 31,120
2002	220,543	30,835
2003	206,263	30,063
2004	190,132	28,229
2005	174,142	26,563
Thereafter	572,039	131,109

5. OTHER ASSETS

Other assets consisted of:

(Thousands)	2000	1999
Goodwill and other intangibles, net of accumulated amortization of $46,620 and $38,349	$100,232	$108,503
Other	38,954	15,533
Total other assets	$139,186	$124,036

6. ACCRUED EXPENSES

Accrued expenses consisted of:

(Thousands)	2000	1999
Compensation, payroll taxes and benefits	$ 46,449	$ 50,338
Deferred revenue	79,317	68,700
Taxes, other than income	20,308	14,210
Interest	2,949	9,557
Other	139,962	98,868
Total accrued expenses	$288,985	$241,673

7. INCOME TAXES

The provision for income taxes consisted of:

(Thousands)	2000	1999	1998
CURRENTLY PAYABLE			
Federal	$243,700	$255,600	$207,900
State	36,500	52,900	42,400
	280,200	308,500	250,300
DEFERRED			
Federal	(5,100)	(2,000)	10,200
State	12,900	(500)	2,500
	7,800	(2,500)	12,700
Total provision	$288,000	$306,000	$263,000

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

	2000	1999	1998
Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax effect	4.5%	4.5%	4.5%
Other items, net	0.5%	0.5%	0.5%
Total	40.0%	40.0%	40.0%

Other assets included long-term deferred tax assets of $18.6 million at February 3, 2001. Other current assets included current deferred tax assets of $12.2 million and $39.4 million at February 3, 2001 and January 29, 2000. Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $320.5 million, $273.2 million and $232.7 million in 2000, 1999 and 1998.

A summary of the effect of temporary differences that give rise to deferred income taxes follows:

(Thousands)	Assets	Liabilities	Total
2000			
Excess of tax over book depreciation	–	$(34,300)	$(34,300)
Special and nonrecurring charge	$ 5,700	–	5,700
State income taxes	12,900	–	12,900
Inventory	17,500	–	17,500
Other, net	29,000	–	29,000
Total deferred income taxes	$65,100	$(34,300)	$30,800
1999			
Excess of tax over book depreciation	–	$(30,300)	$(30,300)
Special and nonrecurring charge	$ 1,100	–	1,100
State income taxes	10,400	–	10,400
Inventory	22,400	–	22,400
Other, net	35,000	–	35,000
Total deferred income taxes	$68,900	$(30,300)	$ 38,600

8. LONG-TERM DEBT

Long-term debt consists of notes which represent the Company's proportionate share of certain long-term debt of The Limited. The interest rates and maturities of the notes parallel those of the corresponding debt of The Limited. The 7 ½ % debentures are subject to early redemption beginning in 2003 at specified declining premiums concurrent with any prepayment of the corresponding debt by The Limited.

Long-term debt consisted of:

(Thousands)	2000	1999
7½ % debentures due March 2023	$100,000	$100,000
9⅛ % notes due February 2001	–	150,000
	100,000	250,000
Less: current portion of long-term debt	–	150,000
	$100,000	$100,000

Interest paid to The Limited was $34.2 million, $36.1 million and $30.3 million in 2000, 1999 and 1998.

9. RELATED PARTY TRANSACTIONS

Transactions between the Company and The Limited and its wholly-owned subsidiaries commonly occur in the normal course of business and principally consist of the following:

- Merchandise purchases
- Inbound and outbound transportation
- Capital expenditures
- Corporate services
- Real estate management and leasing

Information with regard to these transactions is as follows:

Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

The Company's real estate operations, which include all aspects of lease negotiations, ongoing dealings with landlords and developers, and lease and utility payments, are handled centrally by the Property Services function of The Limited. Specifically identifiable costs are charged directly to the Company. All other service-related costs not specifically attributable are allocated to the Company based on new and remodeled store construction projects and open selling square feet in relation to the totals for The Limited.

The Company's store design and construction operations are coordinated centrally by the Store Design and Construction function of The Limited. This function facilitates the design and construction of new stores and remodels and, upon completion, transfers store assets to the Company at actual cost. Store Design and Construction expenses are charged to the Company based on new and remodeled store construction projects and open selling square feet in relation to the totals for The Limited.

The Company's inbound and outbound transportation operations, exclusive of Victoria's Secret Direct (which maintains its own order fulfillment operation), are managed centrally by Limited Logistics Services, a wholly-owned subsidiary of The Limited. Inbound freight is charged to the Company based on actual receipts while outbound freight is charged based on weight shipped.

The Limited provides certain services to the Company including, among other things, aircraft, certain tax, treasury, legal, accounting and audit, corporate development, risk management, associate benefit plan administration, human resources and compensation, and government affairs services. Specifically identifiable costs are charged directly to the Company. All other service-related costs not specifically attributable to an operating business have been allocated to the Company based upon a percentage of sales.

The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. The intercompany account represents an interest-earning asset or interest-bearing liability. Interest on the intercompany account is calculated based on the Federal Reserve AA Composite 30-day rate. The amount of the intercompany payable to The Limited under these agreements at February 3, 2001 and January 29, 2000 is $113.1 million and $23.7 million.

The Company is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on square footage and represent the proportionate share of the underlying leases with third parties.

The Company is also charged rent expense and utilities at market rates for the distribution center and home office space that it occupies according to formal 15-year lease agreements, which contain options to renew. The Company and The Limited have entered into intercompany agreements which establish the provision of services in accordance with the terms described above. The prices charged to the Company for services provided under these agreements may be higher or lower than prices that may be charged by third parties. It is not practicable to estimate what these costs would be if The Limited were not providing these services and the Company were required to purchase these services from outsiders or develop internal expertise. Management believes the charges and allocations described above are fair and reasonable.

The following table summarizes the related party transactions between the Company and The Limited and its wholly-owned subsidiaries:

(Thousands)	2000	1999	1998
Mast purchases	$621,724	$536,301	$383,193
Capital expenditures	199,439	117,613	73,603
Distribution center, MIS and corporate transactions	148,732	123,874	92,819
Inbound and outbound freight	96,468	85,241	50,163
Store leases and other occupancy	31,707	30,322	26,223
Centrally managed benefits	47,126	53,961	44,064
Interest charges	27,549	32,017	30,050
Interest income	4,943	3,405	15,136

The Company has no arrangements with The Limited that result in the Company's guarantee, pledge of assets or stock to provide collateral for The Limited's debt obligations.

Proprietary credit cards accepted by the Company are offered to customers through Alliance Data Systems, a 31%-owned venture of The Limited.

10. STOCK OPTIONS AND RESTRICTED STOCK

Under the Company's stock plan, associates may be granted up to 36.8 million restricted shares or options to purchase the Company's common stock at the market price on the date of grant. Options generally vest 25% per year over the first four years of the grant. Of the options granted, 0.2 million in 2000, 2.4 million in 1999 and 0.4 million in 1998 had graduated vesting schedules of six or more years. Options have a maximum term of ten years.

The Company measures compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and no compensation expense has been recognized for its stock option plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model discussed below. If compensation expense had been determined using the estimated fair value of options under SFAS No. 123, the pro forma effects on net income and earnings per share would have been a reduction of approximately $7.9 million or $0.02 per share in 2000, $6.4 million or $0.01 per share in 1999 and $3.8 million or $0.01 per share in 1998.

The weighted average per share fair value of options granted ($5.14, $6.92 and $3.50 during 2000, 1999 and 1998) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998: dividend yields of 2.4%, 1.8% and 2.8%; volatility of 40%, 36% and 34%; risk-free interest rates of 5%, 7% and 5%; assumed forfeiture rates of 20%, 20% and 20%; and expected lives of 4.2 years, 5.2 years and 5.6 years.

Restricted Shares

Approximately 59,000, 340,000 and 850,000 restricted shares were granted in 2000, 1999 and 1998, with market values at date of grant of $1.1 million, $6.5 million and $12.9 million. Restricted stock grants generally vest either on a graduated scale over four to six years or 100% at the end of a fixed vesting period, principally five years.

The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years. Compensation expense related to restricted stock awards amounted to $5.5 million, $10.4 million and $11.6 million in 2000, 1999 and 1998.

A summary of stock option activity follows:

1998

	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	9,036,000	$ 8.88
Granted	3,600,000	12.10
Exercised	(574,000)	7.78
Canceled	(378,000)	9.24
Outstanding at end of year	11,684,000	$ 9.92
Options exercisable at end of year	1,852,000	$ 8.39

1999

	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	11,684,000	$ 9.92
Granted	4,016,000	19.15
Exercised	(1,006,000)	8.60
Canceled	(262,000)	13.80
Outstanding at end of year	14,432,000	$12.47
Options exercisable at end of year	2,836,000	$ 9.12

2000

	Number of Shares	Weighted Average Option Price
Outstanding at beginning of year	14,432,000	$12.47
Granted	2,404,000	16.34
Exercised	(1,492,000)	9.22
Canceled	(823,000)	15.34
Outstanding at end of year	14,521,000	$13.31
Options exercisable at end of year	4,626,000	$12.12

11. RETIREMENT BENEFITS

The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $23.3 million, $21.3 million and $18.5 million in 2000, 1999 and 1998.

12. DERIVATIVES, FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The Company uses forward contracts on a limited basis, in order to reduce market risk exposure associated with fluctuations in foreign currency rates on a small volume of its merchandise purchases. These financial instruments are designated at inception as hedges, and are monitored to determine their effectiveness as hedges. The Company does not hold or issue financial instruments for trading purposes.

A summary of stock options outstanding for 2000 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6 - $10	5,649,000	6.1	$ 9	2,193,000	$ 9
$11 - $15	3,167,000	7.2	$12	1,105,000	$12
$16 - $20	4,940,000	8.5	$18	1,205,000	$18
$21 - $28	765,000	8.7	$22	123,000	$22
$ 6 - $28	14,521,000	7.3	$13	4,626,000	$12

Fair Value

The carrying value of cash equivalents, accounts receivable, accounts payable, current portion of long-term debt, and accrued expenses approximates fair value because of their short maturity. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to The Limited for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at February 3, 2001 and January 29, 2000 was $96.8 million and $88.9 million compared to the carrying value of $100 million in 2000 and 1999.

Concentration of Credit Risk

The Company is subject to concentration of credit risk relating to cash and equivalents. The Company maintains cash and equivalents with various major financial institutions, as well as corporate commercial paper through the Company's participation in The Limited's centralized cash management system. The Limited monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Limited also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

13. SEGMENT INFORMATION

The Company identifies operating segments based on a business's operating characteristics. Reportable segments were determined based on similar economic characteristics, the nature of products and services, and the method of distribution. The retail segment includes the store-based operations of Victoria's Secret Stores and Bath & Body Works. The VS Direct segment consists of the Victoria's Secret Direct catalog and e-commerce operations. Sales outside the United States were not significant.

In addition to its operating segments, management also focuses on Victoria's Secret as a brand. Sales of the Victoria's Secret brand grew 7% in 2000 and 14% in 1999 and totaled $3.301 billion in 2000, $3.078 billion in 1999 and $2.710 billion in 1998.

Segment information follows:

(Thousands)	Retail	VS Direct	Corporate	Reconciling Items	Total
2000					
Net sales	$4,154,756	$962,443	–	–	$5,117,199
Depreciation and amortization	114,403	7,769	–	–	122,172
Operating income (loss)	824,978	51,883	$(122,505)	$(9,900)*	744,456
Total assets	1,187,938	176,473	92,937	–	1,457,348
Capital expenditures	240,818	4,309	–	–	245,127
1999					
Net sales	$3,676,036	$955,993	–	–	$4,632,029
Depreciation and amortization	95,869	8,756	–	–	104,625
Operating income (loss)	822,037	71,564	$(100,085)	–	793,516
Total assets	1,100,596	193,610	90,226	–	1,384,432
Capital expenditures	203,387	2,119	10	–	205,516
1998					
Net sales	$3,094,462	$894,132	–	–	$3,988,594
Depreciation and amortization	92,665	8,556	–	–	101,221
Operating income (loss)	697,427	65,113	$ (91,691)	–	670,849
Total assets	930,018	179,045	339,014	–	1,448,077
Capital expenditures	110,148	9,580	1,815	–	121,543

**Represents the special and nonrecurring charge of $9.9 million in the fourth quarter of 2000 to close Bath & Body Works' nine stores in the United Kingdom (see Note 2).*

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial results follow:

(Thousands except per share amounts)	First	Second	Third	Fourth
2000 QUARTERS**				
Net sales	$1,044,742	$1,190,888	$944,035	$1,937,534
Gross income	400,573	466,231	361,759	813,928
Net income	67,880	99,790	43,196	221,600*
Net income per share:				
Basic	$ 0.14	$ 0.20	$ 0.09	$ 0.45*
Diluted	0.13	0.20	0.09	0.45*
1999 QUARTERS**				
Net sales	$ 908,368	$1,053,529	$832,468	$1,837,664
Gross income	337,312	407,813	319,491	830,122
Net income	52,706	88,903	38,443	278,852
Net income per share:				
Basic	$ 0.10	$ 0.18	$ 0.08	$ 0.56
Diluted	0.10	0.18	0.08	0.55

** Includes special and nonrecurring charge of $9.9 million in the fourth quarter of 2000 to close Bath & Body Works' nine stores in the United Kingdom (see Note 2).*

*** Net sales and gross income for 1999 and the first three quarters of 2000 reflect the reclassification of shipping and handling revenues and costs and associate discounts (see Note 1).*

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange ("IBI"). On February 3, 2001, there were approximately 4,000 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base at approximately 63,000.

	Market Price		Cash Dividend
	High	Low	Per Share
FISCAL YEAR 2000			
4th Quarter	$24.22	$12.31	$ 0.07
3rd Quarter	22.04	15.81	0.07
2nd Quarter	23.92	17.36	0.07
1st Quarter	23.24	13.78	0.07
FISCAL YEAR 1999			
4th Quarter	$21.84	$15.50	$ 0.07
3rd Quarter	22.75	18.31	0.07
2nd Quarter	25.88	21.16	0.067
1st Quarter	24.41	18.53	0.067

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Intimate Brands, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Intimate Brands, Inc. and its subsidiaries at February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 (on pages 30-35) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Columbus, Ohio
February 27, 2001